UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Digital Announces the Appointment of Carlos Mauad as COO of PagBank
São Paulo, September 11, 2024 – PagSeguro Digital Ltd., or PagBank (NYSE:PAGS) is pleased to announce the appointment of Carlos Mauad for the role of Chief Operating Officer (COO) of PagBank. Mr. Mauad will report directly to Alexandre Magnani, CEO of PagBank and will focus on strengthening our strategy and operations in the Banking sector.
Mr. Mauad has over 14 years of experience in the financial and banking sectors, having previously worked at companies such as Citi, Smiles, Banco Carrefour, and MagaluBank (serving as CEO at the latter two). He holds a degree in Mechatronics Engineering with a postgraduate degree in Engineering and Mechanical Sciences from UFSC and an MBA-degree from IBMEC.
The Products, Marketing, Operations, and Risk departments will now report to Carlos Mauad. The Finance, Commercial, and Technology departments will continue to report directly to Alexandre Magnani.
We wish Mr. Mauad great success in his new role at PagBank.
About PagBank PagSeguro:
PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer
PagSeguro Digital is an UOL Group Company that provides an easy, safe, and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital's end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro Digital's mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated, and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
Contacts:
Investor Relations:
PagSeguro Digital Ltd
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2024

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer